WES CONSULTING, INC.
2745 Bankers Industrial Drive
Atlanta, GA 30360
Telephone: (770) 246-6400

January 3, 2011

VIA  EDGAR AND FEDERAL EXPRESS
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Tom Kluck and Duc Dang

RE:	Wes Consulting, Inc.
Amendment No. 2 to Preliminary Information Statement on Schedule 14C
Filed November 24, 2010
File No. 000-53314

Dear Messrs. Kluck and Dang:

Set forth below are the responses by WES Consulting, Inc., the surviving entity from a merger between Liberator, Inc. (“Liberator”) and WES Consulting, Inc. (“WES” or the “Company”) effective October 19, 2009, to the comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated December 28, 2010.  We have reproduced the Staff’s comments for your convenience and have followed each comment with our response.  References in this letter to “we,” “our,” or “us” mean the Company or its advisors, as the context may require.  Capitalized terms not defined herein have the meaning set forth in the Amendment No. 3 to Preliminary Information Statement on Schedule 14C referenced above.

General

1.
We note your response to comment 1 in our letter dated December 11, 2009.  Please clarify if you are providing a copy of the reports incorporated by reference to shareholders.  Please refer to Items 13(b)(2) and 14(e) of Schedule 14A.

Response: We are providing a copy of the reports incorporated by reference to the shareholders and will state that we are delivering such reports with the information statement.

2.
We note your response to comment 2 in our letter dated December 11, 2009.  It appears from your response that you have already consummated the merger prior to filing this information statement.  You further conclude that consents were provided for the approval of the merger, which would include the issuance of shares to Liberator’s shareholders.  Please clarify how you have complied with Rule 14c-2 of the Exchange Act.

Securities and Exchange Commission
January 3, 2011

Response:  We believe that Rule 14c-2 of the Exchange Act does not comply, and we base this on our interpretation of Rule 14c-2(a)(1) of the Exchange Act, which requires a registrant to file an information statement in connection with “the taking of corporate action by the written authorization or consent of security holders.”  The Company took the corporate actions on the approval of the Board of Directors, rather than on the approval of the majority shareholder who held 81% of our voting stock although we did obtain the written consent of the majority shareholder for those actions.  Thus, we believe that Rule 14c-2(a)(1) does not apply to those actions.

In our response letter to the Staff on September 24, 2010, we agreed to include the following risk factor in future filings by WES Consulting that is substantially in the following form:

On September 2, 2009, the then-majority shareholder consented in writing to certain actions, which were also approved by our Board of Directors.  We did not file and deliver an information statement for such actions to the non-consenting shareholders, which may subject us to claims from shareholders and governmental agencies under state or federal law.

On September 2, 2009, the then-majority shareholder consented in writing to (i) the Company entering into a Common Stock Purchase Agreement with Belmont Partners, LLC and Liberator, Inc. for the sale of 972,000 shares of our common stock from Belmont Partners, LLC to Liberator, Inc.; (ii) the transfer of such 972,000 shares of common stock from Belmont Partners, LLC to Liberator, Inc., and (iii) the nomination of Louis S. Friedman as the director, President, and Secretary of the Company.  Such actions were also approved by our Board of Directors on September 2, 2009, and the Board elected and appointed Mr. Friedman as a director and as our President and Secretary on September 2, 2009.  We did not file and deliver an information statement to the non-consenting shareholders comprising approximately 19% of the outstanding voting stock, which may subject us to claims from shareholders and governmental agencies under state or federal law.  Such claims could further subject us to SEC investigations, enforcement actions, and civil penalties.  To our knowledge, no shareholder or governmental agency has filed or threatened a claim against us on these grounds, but there is no assurance that we will avoid such a claim in the future.  We could incur financial loss by the expense of defending civil lawsuits from shareholders and any judgment awards issued from such lawsuits.  Any potential loss from claims from shareholders and governmental agencies could adversely affect our business.

3.	Please tell us why the number of shares outstanding and percentage approval disclosure has changed significantly from your last amendment.

Response:   The original filing and the first amendment reflected the number of shares outstanding and the percentage approval as if the merger had already been consummated. The last amendment (Amendment #2) reflects the vote of the WES Consulting shareholders as of the record date which is the pre-merger number of shares outstanding and percentage approval.

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Securities and Exchange Commission
January 3, 2011

In connection with the foregoing responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please do not hesitate to contact our legal counsel at Richardson & Patel LLP, Attention: Peter Hogan or Jamie H. Kim at (310) 208-1182 or via fax at (310) 208-1154.

Sincerely,

WES CONSULTING, INC.

/s/ Ronald P. Scott
Ronald P. Scott
Chief Financial Officer